UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
6 May 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
No X
Yes

Issued by Harmony Gold
Mining Company Limited
6 May 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE:       HAR
NYSE:     HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony records solid results
• 5% increase in underground recovered grade to 5.10g/t for the quarter - 3 consecutive quarters of grade increases, representing a cumulative increase of 17%
• 3% increase in gold production in the first 9 months of FY14
• 6% decrease in production profit during the March 2014 quarter, due to a 12%
decrease in gold produced
• Turned prior quarter’s loss into a profit - net profit of R31 million (US$3 million);
headline earnings per share of 12 SA cents (1 US cent)
• Net debt 13% lower and cash balance of R2 billion
Johannesburg: Tuesday, 6 May 2014:
Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) is pleased to advise that its underground recovered grade increased for a third consecutive quarter, representing a cumulative increase of 17% for the 2014 financial year.
The net profit for the March 2014 quarter was R31 million (US$ 3 million), compared to a net loss of R91 million (US$10 million) in the December 2013 quarter. All-in sustaining costs decreased by 18% from US$1 509/oz for the nine months ended March 2013 to US$1234/oz for the nine months ended March 2014 and remained steady compared to the December 2013 quarter.
Harmony’s net debt reduced by 13%, leaving the Company with a strong cash balance of more than R2 billion.
Study work at Wafi-Golpu continued to evaluate underground access options and a substantially lower capital expenditure development option.
“Various structural changes have been effected in Harmony which will aid in the pro-active management of unplanned events which have negatively impacted on our production. In parallel, our revised planning strategy will shift the focus toward de-bottlenecking and optimisation, and should also result in an increase in the Company’s margins. We remain committed to increasing our profits and cash flow to enable us to pay dividends in the future”, said Graham Briggs, chief executive officer.
Please refer to http://www.harmony.co.za/investors for details of our dial-in and webcast information for today’s results’ calls and to download the quarterly booklet and presentation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 6, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director